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                            IPALCO ENTERPRISES, INC.
                      One Monument Circle - P.O. Box 1595
                        Indianapolis, Indiana 46206-1595

                                          February 28, 1997

Dear Fellow Shareholder:

    The Board of Directors of IPALCO Enterprises, Inc., on February 25, 1997, approved a new financial strategy designed to maximize shareholder value and position your Company for an increasingly competitive business environment.

    The plan includes:

    - A recapitalization of IPALCO to employ a higher degree of leverage in its capital structure while the electric utility industry is in a transition period between regulation and competition. The leveraged recapitalization will be accomplished through a self tender offer to purchase up to 12 million shares, or 21 percent, of IPALCO's outstanding common stock. The tender, which commences February 28, 1997, will be effected through a "Dutch auction" at a price of not less than $29.00 nor more than $34 per share. The potential $410 million transaction will be financed with a five year bank loan facility.

    - A reduction in the quarterly dividend to $0.25 per share ($1.00 annually) from the previous $0.37 per share ($1.48 annually), effective with the payment of the next quarterly dividend. That dividend is payable April 15, 1997 to shareholders of record on March 21, 1997, regardless of whether or when such shares are tendered. Future dividend action will be guided by, among other factors, a policy of paying out 45 to 50 percent of the prior year's earnings.

    - A target consolidated debt-to-capital ratio of 45 percent which IPALCO believes can be achieved within the next five years.

    Eighteen months ago IPALCO embraced a strategy of pushing for genuine effective competition in the electric utility industry. Since then we have worked not only to influence the national debate over how competition in our industry should be achieved, but also to transform the Company from a regulated to a competitive enterprise. Our new financial strategy represents another important step in that progression. With our strong cash flow, IPALCO intends to create additional shareholder value and provide the financial resources to implement our growth strategy.

    By purchasing common stock at a premium to its market value prior to the announcement of the Offer, we will accelerate and increase the cash received by our shareholders. In fact, the payment of cash through a $410 million repurchase equals nearly five years of dividends at the previous dividend rate. Reducing the dividend rate improves our financial flexibility going forward. A dividend payout ratio of 45 to 50 percent of prior year earnings is more consistent with companies operating today in a competitive environment than the traditional utility payout ratio of 70 percent or more.

    With our solid underlying earnings prospects, combined with the effect of reduced shares outstanding, the Company is positioned to achieve strong growth in earnings per share in 1997. This will be further enhanced in the future as our cash flow enables the transaction debt to be repaid and interest expense to decline.

    By targeting a constant payout ratio, dividend growth in the future is positioned to be equally strong.

    We recognize that our dividend action was a break with the historical pattern of increases. We believe, however, there are several significant shareholder advantages to receiving cash through a stock purchase rather than exclusively through dividends.
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    We are positioning IPALCO's stock for market value growth and slightly less income orientation than in the past. This recognizes that for most individual investors, current laws tax capital gains at rates lower than dividend income.

    The price range established for our tender offer will allow those shareholders who desire a more income-oriented investment to exit their investment in the Company on favorable terms. However, we believe that shareholders who choose not to tender their shares also will benefit from this transaction. They will own a greater interest in a highly competitive company with a stronger earnings per share growth rate.

    With respect to the tender offer, the Company is offering to purchase up to 12 million shares of its common stock from its shareholders. The number of shares that the Company seeks to repurchase represents approximately 21% of the shares outstanding. The Company is conducting the offer through a procedure known as a "Dutch auction." This procedure allows you to decide, first, whether to sell all or a part of the shares you own, if any. If you decide to sell any of your shares, then you must select the price within the range of not less than $29 nor more than $34 per share at which you are willing to sell all or a portion of your shares to the Company.

    Based upon the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single per-share price (the "Purchase Price") within that range that will allow it to buy 12 million shares (or such lesser number of shares that are properly tendered). ALL SHAREHOLDERS WHOSE SHARES ARE PURCHASED WILL RECEIVE THE SAME PRICE PER SHARE. The Company will pay the Purchase Price for all shares properly tendered at or below the Purchase Price, and not withdrawn, subject to possible proration and provisions relating to "odd lot" tenders. For all "odd lot" shares tendered at or below the Purchase Price, there will be no proration of shares tendered. All other shares that have been tendered and not purchased will be returned to the shareholder.

    IF YOU DO NOT WISH TO PARTICIPATE IN THE OFFER, YOU DO NOT NEED TO TAKE ANY ACTION. If you do not participate in the offer, and you decide to retain your shares, you will own a proportionately larger portion of the Company after the repurchase has been completed.

    IF YOU WANT TO TENDER YOUR SHARES, THE INSTRUCTIONS ON HOW TO DO SO ARE EXPLAINED IN THE ENCLOSED MATERIALS. If you decide to participate and the Company accepts your tender, you will promptly receive cash for your shares in the amount of the Purchase Price times the number of shares you have tendered, again, subject to possible proration of shares.

    The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Included in the Offer to Purchase at Section 8, "Background and Purpose of the Offer," is a detailed discussion of management's purpose in conducting the tender offer and the Company's recent change in dividend policy. As indicated, the Company's basic objective in this financial transaction is to enhance long-term shareholder value. I encourage you to read these materials carefully before making any decision with respect to the offer.

    Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender all or any shares. Neither I nor any other director or officer intends to tender shares pursuant to the offer.

    Please note that the tender offer will expire at 12:00 Midnight, Eastern Standard Time, on Thursday, March 27, 1997, unless extended by the Company. IF YOU HAVE ANY QUESTIONS REGARDING THE OFFER OR REQUIRE ASSISTANCE, PLEASE CONTACT THE INFORMATION AGENT, D.F. KING & CO., INC. TOLL-FREE AT 1-800-848-2998.

    On behalf of your Board of Directors, thank you for your continued support.

                                          Sincerely,

                                                       [LOGO]

                                          John R. Hodowal
                                          Chairman of the Board and President